EXHIBIT 22

SUBSIDIARIES OF REGISTRANT

1.	Fonix/AcuVoice, Inc., a Utah corporation, wholly owned by Fonix

2.	Fonix/Papyrus Corporation, a Utah corporation, wholly owned by Fonix

3.	Fonix UK Ltd., a limited company organized under the laws of the United Kingdom, wholly owned by Fonix

4.	Fonix Sales, Korea Group, Ltd., a Korean entity wholly owned by Fonix

5.	LTEL Acquisition Corp., a Delaware corporation, wholly owned by Fonix

6.	LTEL Holdings Corporation, a Delaware corporation, wholly owned by LTEL Acquisition Corp.

7.	LecStar Telecom, Inc., a Georgia corporation, wholly owned by LTEL Holdings Corporation

8.	LecStar DataNet, Inc., a Georgia corporation, wholly owned by LTEL Holdings Corporation

9.	Fonix Telecom, Inc., a Delaware corporation, wholly owned by Fonix

10.	TOE Acquisition Corporation, a Delaware corporation, wholly owned by Fonix

11.	Fonix Speech Inc., a Delaware corporation, wholly owned by Fonix